RADICA GAMES LIMITED
                        ANNOUNCES LICENSE AGREEMENT WITH
                            BARBIE CONSUMER PRODUCTS




FOR IMMEDIATE RELEASE                   CONTACT: PATRICK S. FEELY
FEBRUARY 7, 2002                                 PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201

                                                 RIA FREYDL
                                                 MATTEL
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (310) 252 5658



(HONG KONG) Radica (NASDAQ RADA) and Mattel, Inc. (NYSE: MAT) have signed a multi-year licensing agreement to produce Barbie(TM) branded electronics. It was announced today by Pat Feely, chief executive officer, Radica and Richard Dickson, senior vice president worldwide girls consumer products, Mattel, Inc.

"The Barbie brand is, without a doubt, the most successful in girls' products," states Mr. Feely. "We are thrilled to have the opportunity to apply exciting, new technologies to innovative product for the Barbie consumer."

"Radica is a leader in the girls' electronics category," says Richard Dickson, senior vice president worldwide girls consumer products, Mattel, Inc. "Our strategic partnership combined with the timeless quality of our evergreen brand will undoubtedly have strong appeal with our target consumers."

Under terms of the agreement, Radica will manufacture Barbie branded electronic games and lifestyle electronic products, as well as electronic fashion and room decor accessories for the U.S. and Canada. Radica will introduce its first line of Barbie products at the 99th American International Toy Fair, February 8-14, 2002.

The product line, which will hit retail shelves in the fall of 2002, includes:

     o BARBIE(TM) DANCE PARTY: Now girls can have a dance party, as Barbie dances along with them. Just plug the Barbie Dance Party mat into a TV or VCR for cool dancing fun. There are 12 awesome tunes, both fast and slow, to appeal to all levels of dancing skill. When Barbie moves, the girl moves along, mimicking her every move. The Barbie Dance Party mat folds up making it easy to have a dance party anywhere!



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     o    BARBIE(TM)  SHIMMER AND SHINE LIGHT UP JEWELRY:  Sparkle and shine the hi-tech way with the Barbie Shimmer and Shine Light Up Jewelry. Featuring shining LED lights and delicate designs to make any girl's outfit light up a room. The Barbie Shimmer and Shine Light Up Jewelry is available as a tiara and earrings set and a necklace and bracelet set.

     o BARBIE(TM) MAGICAL MEMORY FUN GAME: Barbie will guide girls through this electronic game of lights, sound, speed and coordination. The Barbie Magical Memory Fun Game features three games with different skill levels where girls repeat light and sound patterns as the pace becomes faster and faster. Girls can play solo or challenge a friend!

     o BARBIE(TM) SECRET TREASURE BOX: The Barbie Secret Treasure Box is the perfect place for girls to protect special things and keep them organized. Only the magnetic butterfly pendant can open the Barbie Secret Treasure Box, so precious items remain safe and secure. Lots of storage space and compartments provide even more privacy.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.


With more than four decades as the leader in girls' toys with brands including Barbie, American Girl, and Polly Pocket, Mattel knows what girls want. It all started in 1959 with the Barbie doll's creation. Since then, Barbie has become firmly established as the world's most popular fashion doll and strongest girls' lifestyle brand. This expertise and knowledge has led to the creation of numerous best-selling girls' brands including the most recent additions Diva Starz and What's Her Face. A natural extension of the brands to the online world, Mattel Girls Interactive Group provides girls of the 21st century a new way to interact with their favorite playmates through brand-specific Web sites - including Barbie.com, KellyClub.com, DivaStarz.com, WhatsHerFace.com, PollyPocket.com, and BarbieCollectibles.com - and licensed Mattel-branded interactive software and video game titles. Headquartered in El Segundo, California, Mattel has offices and facilities in 36 countries and markets its products in more than 150 nations throughout the world.

                                       ###

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including the successful Girl Tech brand of innovative lifestyle products for girls ages 8-12 which includes the best-selling Password Journal product. Radica also markets a broad line of handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                      # # #

Mattel, Barbie, American Girl, Diva Starz and associated trademarks are U.S. trademarks of Mattel, Inc.(C)2002 Mattel, Inc. All Rights Reserved.

Polly Pocket! under license from Origin Products, Ltd. and Bluebird Toys (UK) Ltd. (C)2002 Origin Products Ltd. All Rights Reserved.


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